As filed with the Securities and Exchange Commission on April 30, 2003

Registration No. 333-103820

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

FORM S-3

REGISTRATION STATEMENT
Under
The Securities Act of 1933

ISTA PHARMACEUTICALS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	33-0511729
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

15729 Alton Parkway, #100
Irvine, California 92618
(949) 788-6000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Vicente Anido, Jr., Ph.D.
President and Chief Executive Officer
15729 Alton Parkway, #100
Irvine, California 92618
(949) 788-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert C. Funsten
Stradling Yocca Carlson & Rauth
a Professional Corporation
660 Newport Center Dr.
Newport Beach, CA 92660
(949) 725-4000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [  ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [  ]

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

SUBJECT TO COMPLETION DATED APRIL 30, 2003

PROSPECTUS

[LOGO]

ISTA PHARMACEUTICALS, INC.

13,421,030 SHARES OF COMMON STOCK

     We have prepared this prospectus to allow certain of our current stockholders to sell up to 13,421,030 shares of our common stock. We sold the shares to the selling stockholders on September 19, 2002, and November 19, 2002 in two private placements. We are not selling any shares of common stock under this prospectus.

     The shares of common stock we are registering for resale include shares of common stock that will be issued upon the exercise of outstanding warrants. We currently have 13,290,017 shares of our common stock outstanding, and the number of shares that will be issued upon the exercise of the outstanding warrants is 1,842,104.

     The prices at which the selling stockholder may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds received by the selling stockholders.

     We could receive up to $6,999,995 in proceeds from the exercise of warrants by the selling stockholders, which proceeds would be used for general corporate purposes. As of the date of this prospectus, none of the warrants has been exercised.

     Our common stock is quoted on The Nasdaq National Market under the symbol “ISTA.” On April 28, 2003, the closing price for our common stock was $4.70 per share. All share numbers and share prices in this prospectus have been adjusted to reflect the reverse stock split of our common stock on a 1-for-10 basis, which became effective as of 4:01 p.m. EST, November 13, 2002.

     The mailing address and telephone number of our principal executive offices is 15729 Alton Parkway, #100, Irvine, California 92618 (949) 788-6000.

     INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 2 FOR RISKS AND UNCERTAINTIES THAT YOU SHOULD CONSIDER.

     NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE COMMON STOCK, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is April ___, 2003.

i

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 23.1

PROSPECTUS SUMMARY

ISTA PHARMACEUTICALS, INC.

     The following summary provides a brief overview of the key aspects of the offering. It does not contain all the information that you should consider before investing in ISTA Pharmaceuticals, Inc. You should read the entire prospectus carefully, especially the section called “Risk Factors.” The terms “ISTA,” “Company,” “we,” “our,” and “us” refer to ISTA Pharmaceuticals, Inc. unless the context suggests otherwise.

     ISTA Pharmaceuticals, Inc. is a development-stage specialty pharmaceutical company focused on the development and commercialization of new remedies for diseases and conditions of the eye. Since the Company’s inception, we have devoted our resources primarily to fund research and development programs and late-stage product acquisitions. In December 2001, we announced our strategic plan to transition from a development organization to a fully-integrated, specialty pharmaceutical company with a primary focus on ophthalmology by acquiring complementary products, either already marketed or in late stage development.

     In order to advance our strategic plan, we are pursuing the development of several products, including, Vitrase® and ISTALOL™, which are in the later stages of review by the U.S. Food and Drug Administration (FDA). There can be no assurances that either Vitrase® or ISTALOL™ will receive final FDA approval. However, we are currently undertaking significant preparations for expansion of our manufacturing and marketing capabilities in the event such approvals are obtained. If approved by the FDA, Vitrase® will be manufactured for us by Cardinal Health and marketed by Allergan, Inc. in the United States, while ISTALOL™ will be manufactured for us by Bausch and Lomb and marketed by us in the United States.

     We currently have no approved products. We recently received an “approvable” letter dated April 3, 2003 from the FDA with respect to ISTA’s New Drug Application (“NDA”) for Vitrase® for the treatment of vitreous hemorrhage. In the letter, the FDA cited issues primarily related to the sufficiency of the efficacy data submitted with the NDA. The FDA requested additional analysis of the existing data and an additional confirmatory clinical study based upon that analysis. The FDA also cited issues related to the drug substance and drug product specifications. We plan to discuss with the FDA its comments contained in the “approvable” letter and determine the next appropriate steps in the review and approval process.

     We are also pursuing market approval in the United States of ISTALOL™, our new formulation of timolol, to treat glaucoma and developing other products designed to treat hyphema, ocular pain and inflammation. We believe that if Vitrase®, ISTALOL™, and our other ophthalmic product candidates are successful, we will advance our strategic plan to become a fully-integrated specialty pharmaceutical company.

     On November 19, 2002, the Company consummated a private investment in public equity (or “PIPE”) transaction, involving a private placement of $40.0 million (10,526,306 shares) of its common stock and warrants exercisable for an additional $6.0 million (1,578,946 shares) of common stock. The initial exercise price of the warrants is $3.80 and is subject to customary antidilution adjustments. Investors in the PIPE transaction included persons and entities affiliated with The Sprout Group, Sanderling Venture Partners, Investor Growth Capital Limited, Gund Investment Corporation, KBL Healthcare, MDS Capital, and Ontario Teachers’ Pension Plan Board.

     In addition, $4.0 million of convertible promissory notes previously issued to several of the same investors in ISTA's September 2002 bridge financing were converted into shares of ISTA common stock concurrently with the consummation of the PIPE transaction. The conversion price of the promissory notes was $3.80, resulting in an issuance upon conversion of 1,052,620 shares of our common stock. We also issued warrants exercisable for an additional $1 million (263,158 shares) of common stock at an initial exercise price of $3.80, which is subject to customary antidilution adjustments.

     We issued securities in the PIPE transaction and in the September 2002 bridge financing each in reliance on an exemption from registration pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended. We are now registering for resale under this prospectus the common stock issued in the PIPE transaction, as well as the common stock underlying the warrants issued in the PIPE transaction and in the September 2002 bridge financing. We believe this funding will enable us to execute on our plans to complete development work on our late-stage product candidates and introduce these products to the ophthalmic marketplace if they are approved by the FDA.

     We also took significant steps in 2002 to scale up ISTA’s manufacturing and marketing capabilities, in order to further enhance our ability to execute our strategic plan. We entered into two key manufacturing agreements, one for the supply of commercial quantities, if approved, of our Vitrase® finished product from Cardinal Health, and another for the supply of commercial quantities, if approved, of our ISTALOL™ and bromfenac finished products from Bausch and Lomb Incorporated. We also added two senior management executives to bolster our operations and marketing capabilities: Kirk McMullin, Vice President, Operations and Thomas A. Mitro, Vice President, Sales and Marketing. In March 2003, we added Lauren P. Silvernail as our Chief Financial Officer and Vice President, Corporate Development.

     We have incurred losses since inception and had an accumulated deficit through December 31, 2002 of $122.4 million. Our losses have resulted primarily from research and development activities, including clinical trials, related general and administrative expenses and a deemed dividend to our preferred shareholders. We expect to continue to incur operating losses for the foreseeable future as we continue to conduct research, development and clinical testing activities, and to seek regulatory approval for our product candidates.

RISK FACTORS

     You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be harmed. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties.

Risks Related to Our Company

If we do not receive and maintain regulatory approvals for our product candidates, we or our marketing partners will not be able to commercialize our products, which would substantially impair our ability to generate revenues and materially harm our business and financial condition.

     None of our product candidates has received regulatory approval from the FDA. Approval from the FDA is necessary to manufacture and market pharmaceutical products in the United States. Many other countries including the major European countries and Japan have similar requirements.

     The NDA process is extensive, time-consuming and costly, and there is no guarantee that regulatory authorities will approve NDAs of any of our product candidates. We have submitted NDAs which are currently pending before the FDA for both Vitrase® and for ISTALOL™. Moreover, we depend on the assistance of Senju Pharmaceuticals for obtaining regulatory approval for ISTALOL™.

     Although we recently received an “approvable” letter from the FDA with respect to ISTA’s NDA for Vitrase® for the treatment of vitreous hemorrhage, the FDA has requested additional analysis of the existing data and an additional confirmatory clinical study based upon that analysis. There can be no assurances that the FDA will approve our NDA for Vitrase®, even if we decide to and are successfully able to undertake the further analysis and clinical testing requested by the FDA.

     Clinical testing of pharmaceutical products is also a long, expensive and uncertain process. Even if initial results of preclinical studies or clinical trial results are positive, we may obtain different results in later stages of drug development, including failure to show desired safety and efficacy. Our bromfenac product, a topical non-steroidal anti-inflammatory compound for the treatment of ocular inflammation is currently undergoing clinical trials.

     The clinical trials of any of our product candidates could be unsuccessful, which would prevent us from obtaining regulatory approval and commercializing the product.

     FDA approval can be delayed, limited or not granted for many reasons, including, among others:

•	FDA officials may not find a product candidate safe or effective to merit an approval

•	FDA officials may not find that the data from preclinical testing and clinical trials justifies approval, or they may require additional studies that would make it commercially unattractive to continue pursuit of approval

•	the FDA might not approve our manufacturing processes or facilities, or the processes or facilities of our contract manufacturers or raw material suppliers

•	the FDA may change its approval policies or adopt new regulations

•	the FDA may approve a product candidate for indications that are narrow or under conditions that place our product at a competitive disadvantage, which may limit our sales and marketing activities or otherwise adversely impact the commercial potential of a product

     If the FDA does not approve our products on commercially viable terms or we terminate development of any of our products due to difficulties encountered in the regulatory approval process, it will have a material adverse impact on our business and we will be dependent on the development of our other product candidates and/or our ability to successfully acquire other products and technologies.

     In addition, we intend to market certain of our products, and perhaps have certain of our products manufactured, in foreign countries. The process of obtaining approvals in foreign countries is subject to delay and failure for similar reasons.

If our product candidates are approved by the FDA but do not gain market acceptance, our business will suffer because we might not be able to fund future operations.

     A number of factors may affect the market acceptance of Vitrase®, ISTALOL™, bromfenac, Caprogel® or any other products we develop or acquire in the future, including, among others:

•	the price of our products relative to other therapies for the same or similar treatments

•	the perception by patients, physicians and other members of the health care community of the effectiveness and safety of our products for their prescribed treatments

•	our ability to fund sales and marketing departments

•	the effectiveness of our sales and marketing efforts

     If our products do not gain market acceptance we may not be able to fund future operations, including the development or acquisition of new product candidates and/or our sales and marketing efforts for our approved products.

If we are unable to sufficiently develop our sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to commercialize products.

     We currently are in the process of developing our sales, marketing and distribution capabilities. However, our current capabilities in these areas are limited. In order to commercialize any products, we must internally develop substantial sales, marketing and distribution capabilities, or establish collaborations or other arrangements with third parties to perform these services. We do not have extensive experience in these areas, and we may not be able to established adequate in-house sales, marketing and distribution capabilities or engage and effectively manage relationships with third parties to perform any or all of such services. For example, we intend to rely on Allergan to commercialize Vitrase® in the United States, and Otsuka Pharmaceuticals, Co. Ltd. to market Vitrase® in Japan. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and any revenues we receive will depend upon the efforts of third parties, whose efforts may not be successful.

We have a history of net losses and negative cash flow, and we may never achieve or maintain profitability.

     We have only a limited operating history upon which you can evaluate our business. We have never been profitable, and we might never become profitable. As of December 31, 2002, our accumulated deficit was $122.4 million, including a net loss of approximately $23.0 million for the year ended December 31, 2002. We have not generated any revenue from product sales to date, and we may never generate revenues from product sales in the future. Even if we do achieve significant revenues from product sales, we expect to incur significant operating losses over the next several years. As of December 31, 2002, we had approximately $35.7 million in cash and short-term investments and working capital of $33.0 million. We anticipate that our existing capital resources will enable us to fund operations for at least the next twelve months. We may be required to raise additional capital in the future through collaborative agreements, PIPE related financings, and various other equity or debt financings. If we are required to raise additional capital in the future there can be no assurance that the additional financing will be available on favorable terms.

We may be unable to execute our strategic plan to transition to a fully-integrated specialty pharmaceutical company, which could have a material adverse impact on our business and financial condition.

     Our strategy to acquire or in-license ophthalmic pharmaceutical products, either currently marketed or in late-stage development, will be dependent upon a number of factors including identifying such acquisition opportunities, successfully negotiating favorable terms with third parties for the acquisition or licensing of such products and our ability to raise additional capital to facilitate the acquisition or licensing of such products. Furthermore, we have limited sales, marketing and distribution capabilities to support the marketing of any products, and we do not have experience in managing third-party manufacturers of any products in commercial quantities. In addition, if we acquire or in-license late-stage development products, our ability to successfully commercialize such products will also be dependent on our ability to successfully complete development of such products, including obtaining the necessary regulatory approvals. For example, we have in-licensed U.S. marketing to ISTALOL™ and bromfenac from Senju Pharmaceutical, and we have in-licensed worldwide rights to Caprogel® from by Eastern Virginia School of Medicine. Senju is responsible for the development of ISTALOL™, including obtaining the necessary regulatory approvals in the United States. The Company is responsible for the further development of bromfenac and Caprogel®.

     We may not be able to identify any product acquisition opportunities or be successful in negotiating favorable terms for any such product acquisitions. Should we be successful in acquiring or licensing any products, we will need to establish and enhance our sales, marketing, distribution and manufacturing capabilities, each of which will require substantial financial and management resources. Our failure to establish effective sales, marketing, distribution and manufacturing capabilities on a timely basis would adversely affect our ability to commercialize any acquired products. If we are unable to execute our strategic plan to transition to a fully-integrated specialty pharmaceutical company on a timely basis, our ability to generate revenues would be substantially impaired which would materially harm our business and financial condition.

If we have problems with our contract manufacturers, our product development and commercialization efforts could be delayed or stopped.

     We have entered into a master services agreement with R.P. Scherer West, Inc. (which was subsequently acquired by Cardinal Health), for the manufacture of commercial quantities, if approved, of our Vitrase® finished product. We have also entered into a manufacturing services agreement with Bausch and Lomb for the manufacture of commercial quantities, if approved, of our ISTALOL™ and bromfenac products. To date, we have needed these products only in amounts sufficient for clinical trials. Before any contract manufacturer can produce commercial quantities of a product, we must demonstrate to the FDA’s satisfaction that the product source for commercial quantities is substantially equivalent to the supply of the product used in our clinical trials. Such demonstration may include the requirement to conduct additional clinical trials. In addition, the manufacturing facilities of all of our contract manufacturers must comply with current Good Manufacturing Practice regulations, which the FDA strictly enforces. Moreover, the facilities of the contract manufacturer must undergo and pass pre-approval inspection by the FDA before any of our products can be approved for manufacture. We cannot assure you that Cardinal Health or Bausch and Lomb will be able, as applicable, to develop processes necessary to produce substantially equivalent product or that regulatory authorities will approve them as a manufacturer. Failure to develop necessary production processes or receive regulatory approval could delay or stop our efforts to develop and commercialize our product candidates.

Our strategic partners may not perform their duties under our agreements, in which case our ability to commercialize our products may be significantly impaired.

     We have entered into collaborations with Allergan, Inc. and Otsuka Pharmaceuticals, Co. Ltd. relating to Vitrase®, and with Senju Pharmaceuticals relating to ISTALOL™ and bromfenac. If we obtain regulatory approval for Vitrase® in the United States and Europe, we will be dependent on Allergan for the commercialization of Vitrase® in the United States and Europe. We will depend on Otsuka for obtaining regulatory approval of Vitrase® in Japan, and if such approval is obtained, we will be dependent upon Otsuka for the commercialization of Vitrase® in Japan. We will also be dependent on Senju Pharmaceuticals for obtaining regulatory approval for ISTALOL™ in the United States. The amount and timing of resources that Allergan, Otsuka, and Senju dedicate to our collaborations is not within our control. Accordingly, any breach or termination of our agreements by these collaborators could delay or stop the development and/or commercialization of our product candidates. Our collaborative partners may change their strategic focus, terminate our agreements, or pursue alternative technologies. Although our agreements with Allergan, Otsuka and Senju contain reciprocal terms providing that neither we nor they may develop products that directly compete in the same form with the products involved in the collaboration, there can be no assurances that our collaborators will not develop competing products in different forms or products that compete indirectly with our products. Accordingly, unfavorable developments in our relationship with our strategic partners could have a significant adverse effect on us and our financial condition.

If we have problems with our sole source suppliers, our product development and commercialization efforts for our product candidates could be delayed or stopped.

     Some materials used in the Company’s products are currently sourced from a single source. Biozyme Laboratories, Ltd. is currently our only source for highly purified ovine hyaluronidase, which is the active ingredient in Vitrase®. If approved, commercial quantities of Vitrase® will be supplied by Cardinal Health as the sole source. ISTALOL™ and bromfenac, if approved, will be supplied by a single source, Bausch and Lomb. The Company has not established and may not be able to establish arrangements with additional suppliers for these ingredients or products. Difficulties in our relationship with our sole source suppliers or delays or interruptions in such suppliers’ supply of our requirements could limit our ability to provide sufficient quantities of our products, on a timely basis, for clinical trials and, if our products are approved, could limit commercial sales, which would have a material adverse effect on our business and financial condition. While we are currently pursuing additional sources for these products and materials, our success in establishing such additional supply arrangements cannot be assured.

We depend on our Chief Executive Officer, Vicente Anido, Jr., Ph.D., to execute our strategic plan to transition to a fully-integrated specialty pharmaceutical company.

     Our success largely depends on the skills, experience and efforts of our Chief Executive Officer, Vicente Anido, Jr., Ph.D. We have entered into a written employment agreement with Dr. Anido that can be terminated at any time by the Company or by Dr. Anido. In the event Dr. Anido's employment is terminated, other than voluntarily or for cause, Dr. Anido will receive nine months of salary as severance compensation. In the event Dr. Anido's employment is terminated after a change of control of the Company (such as a merger where the Company is bought by another entity, or a sale of substantially all of the assets of the Company), other than voluntarily or for cause, then Dr. Anido's stock options will immediately vest and become exercisable in full, and Dr. Anido will receive twenty-four months of salary as severance compensation. In addition, we do not maintain "key person" life insurance policies covering Dr. Anido. The loss of Dr. Anido would jeopardize our ability to execute our strategic plan and materially harm our business.

Risks Related to Our Industry

Our suppliers and manufacturers are subject to regulation by the FDA and other agencies, and if they do not meet their commitments, we would have to find substitute suppliers or manufacturers, which could delay the supply of our products to market.

     Regulatory requirements applicable to pharmaceutical products make the substitution of suppliers and manufacturers costly and time consuming. We have no internal manufacturing capabilities and are, and expect to be in the future, entirely dependent on contract manufacturers and suppliers for the manufacture of our products and for their active ingredients. The disqualification of these suppliers through their failure to comply with regulatory requirements could negatively impact our business because the delays and costs in obtaining and qualifying alternate suppliers (if such alternative suppliers are available, which we cannot assure) could delay clinical trials or otherwise inhibit our ability to bring approved products to market, which would have a material adverse affect on our business and financial condition.

We may be required to initiate or defend against legal proceedings related to intellectual property rights, which may result in substantial expense, delay and/or cessation of our development and commercialization of our products.

     We rely on patents to protect our intellectual property rights. The strength of this protection, however, is uncertain. In particular, it is not certain that:

•	our patents and pending patent applications use technology that we invented first

•	we were the first to file patent applications for these inventions

•	others will not independently develop similar or alternative technologies or duplicate our technologies

•	any of our pending patent applications will result in issued patents

     We currently have 56 patent applications pending. In the event any patents are issued to us as a result of such applications, there can be no assurance that such patents will provide a basis for commercially viable products, will provide us with any competitive advantages, or will not face third party challenges or be the subject of further proceedings limiting their scope or enforceability.

     We may become involved in interference proceedings in the U.S. Patent and Trademark Office to determine the priority of our inventions. In addition, costly litigation could be necessary to protect our patent position. We also rely on trademarks to protect the names of our products. These trademarks may be challenged by others. If we enforce our trademarks against third parties, such enforcement proceedings may be expensive. We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect with confidentiality agreements with employees, consultants and others with whom we discuss our business. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of these agreements, and we might not be able to resolve these disputes in our favor.

     The Company licenses patents held by the Eastern Virginia School of Medicine (for Caprogel®) and Senju Pharmaceutical (for ISTALOL™ and bromfenac). The license agreements with these licensors provide that the licensor is responsible (at its cost) for prosecution, maintenance, protection and defense of such patents. If the licensor chooses not to protect its own patent rights, we may not be able to take actions to secure our related product marketing rights.

     In addition to protecting our own intellectual property rights, third parties may assert patent, trademark or copyright infringement or other intellectual property claims against us based on what they believe are their own intellectual property rights. We may be required to pay substantial damages, including but not limited to treble damages, for past infringement if it is ultimately determined that our products infringe a third party’s intellectual property rights. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management’s attention from other business concerns. Further, we may be stopped from developing, manufacturing or selling our products until we obtain a license from the owner of the relevant technology or other intellectual property rights. If such a license is available at all, it may require us to pay substantial royalties or other fees.

If we do not receive third-party reimbursement, our products may not be accepted in the market.

     Our ability to earn sufficient returns on our products will depend in part on the extent to which reimbursement for our products and related treatments will be available from government health administration authorities, private health insurers, managed care organizations and other healthcare providers.

     Third-party payers are increasingly attempting to limit both the coverage and the level of reimbursement of new drug products to contain costs. Consequently, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. If we succeed in bringing one or more of our product candidates to market, third-party payers may not establish adequate levels of reimbursement for our products, which could limit their market acceptance.

We face intense competition and rapid technological change that could result in products that are superior to the products we are developing.

     We have numerous competitors in the United States and abroad, including, among others, major pharmaceutical and specialized biotechnology firms, universities and other research institutions that may be developing competing products. Such competitors may include Allergan, Inc., Alcon Laboratories, Inc., Bausch & Lomb Incorporated, CIBA Vision (a unit of Novartis AG), Pharmacia/Pfizer and Eli Lilly and Company. These competitors may develop technologies and products that are more effective or less costly than our current or future product candidates or that could render our technologies and product candidates obsolete or noncompetitive. Many of these competitors have substantially more resources and product development, manufacturing and marketing experience and capabilities than we do. In addition, many of our competitors have significantly greater experience than we do in undertaking preclinical testing and clinical trials of pharmaceutical product candidates and obtaining FDA and other regulatory approvals of products and therapies for use in healthcare.

We are exposed to product liability claims, and insurance against these claims may not be available to us on reasonable terms.

     We currently maintain clinical trial liability insurance with per occurrence and aggregate coverage limits of $5 million. The coverage limits of our insurance policies may be inadequate to protect us from any liabilities we might incur in connection with clinical trials or the sale of our products. Product liability insurance is expensive and in the future may not be available on commercially acceptable terms, or at all. A successful claim or claims brought against us in excess of our insurance coverage could materially harm our business and financial condition.

Risks Relating to The Offering

Our stock price is subject to significant volatility.

      During the two most recent fiscal years and up until the present, the daily closing price per share of our common stock has ranged from a high of $133.75 per share to a low of $2.60 per share. Our stock price has been and may continue to be subject to significant volatility. The following factors, in addition to other risks and uncertainties described in this section and elsewhere in this report, may cause the market price of our common stock to fall:

•	the scope, outcome and timeliness of any governmental, court or other regulatory action that may involve us (including, without limitation, the scope, outcome or timeliness of any inspection or other action of the FDA)

•	the availability to us, on commercially reasonable terms, of third party sourced products and materials

•	developments concerning proprietary rights, including the ability of third parties to assert patents or other intellectual property rights against us which, among other things, could cause a delay or disruption in the development, manufacture, marketing or sale of our products

•	competitors announcing products under development or new commercial products

•	competitors publicity regarding actual or potential products under development

•	period-to-period fluctuations in our financial results

•	economic and other external factors, including disasters and other crises

     We participate in a highly dynamic industry, which often results in significant volatility in the market price of our common stock irrespective of company performance. Fluctuations in the price of our common stock may be exacerbated by conditions in the healthcare and technology industry segments or conditions in the financial markets generally.

Trading in our stock over the last 12 months has been limited, so investors may not be able to sell as much stock as they want at prevailing prices.

     The average daily trading volume in our common stock for the twelve-month period ending December 31, 2002 was approximately 1,872 shares, and the average daily number of transactions was approximately 65 for the same period. If limited trading in our stock continues, it may be difficult for investors to sell their shares in the public market at any given time at prevailing prices.

Future sales of shares of our common stock, including sales of shares following the expiration of “lock-up” arrangements, may negatively affect our stock price.

     As a result of our recent PIPE financing transaction, the PIPE investors received approximately 11.6 million shares of our common stock. The shares of common stock issued in connection with the PIPE transaction represented approximately 87% of our common stock. In connection with our PIPE financing transaction, we also issued warrants to the PIPE investors that are exercisable for the purchase of up to an aggregate of 1,578,946 shares of our common stock based upon a purchase price of $3.80 per share. The exercise of these warrants could result in significant dilution to shareholders at the time of exercise.

     The PIPE investors also entered into “lock-up” agreements with the Company that impose restrictions on the ability of the PIPE investors to sell or otherwise dispose of the shares of our common stock that they received in the PIPE transaction. These “lock-up” restrictions expire on May 19, 2003. This registration statement on Form S-3 covers the shares issued to the PIPE investors and issuable upon conversion of the warrants. In the future, we may issue additional options, warrants or other derivative securities convertible into our Common Stock.

     Sales of substantial amounts of shares of our common stock, or even the potential for such sales, could lower the market price of our common stock and impair our ability to raise capital through the sale of equity securities.

Concentration of ownership could delay or prevent change in control or otherwise influence or control most matters submitted to our stockholders.

     Our directors, officers, and principal stockholders together control approximately 89.0% of our voting securities, a concentration of ownership that could delay or prevent a change in control. Our executive officers and directors beneficially own approximately 2.5% of our voting securities and our 5% or greater stockholders beneficially own approximately 86.5% of our voting securities. These stockholders, if acting together, would be able to influence and possibly control most matters submitted for approval by our stockholders, including the election of directors, delaying or preventing a change of control, and the consideration of transactions in which stockholders might otherwise receive a premium for their shares over then-current market prices.

Our stockholder rights plan, provisions in our charter documents, and Delaware law may inhibit a takeover of the Company, which could limit the price investors might be willing to pay in the future for our common stock, and could entrench management.

     We have a stockholder rights plan that may have the effect of discouraging unsolicited takeover proposals, thereby entrenching current management and possibly depressing the market price of our common stock. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, our charter and bylaws contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. These provisions include:

•	a classified board of directors,

•	the ability of the board of directors to designate the terms of and issue new series of preferred stock,

•	advance notice requirements for nominations for election to the board of directors, and

•	special voting requirements for the amendment of our charter and bylaws.

We are also subject to anti-takeover provisions under Delaware law, each of which could delay or prevent a change of control. Together these provisions and the rights plan may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. In some cases, you can identify forward-looking statements by words like “believes,” “intends,” “expects,” “anticipates,” “plans,” and similar expressions. You should not rely on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for the reasons described above and elsewhere in this prospectus and in our other SEC filings. We expressly disclaim any obligation to update any information in this prospectus, except as may otherwise be required by law.

USE OF PROCEEDS

     The proceeds from the sales of the selling stockholders’ shares will belong to the selling stockholder. We will not receive any proceeds from such sales of the shares, but could receive proceeds up to $6,999,995 from the exercise of warrants by the selling stockholders. Proceeds from the exercise of such warrants, if any, would be used for general corporate purposes.

SELLING STOCKHOLDERS

     We entered into a Note and Warrant Purchase Agreement (the “Bridge Loan Agreement”) on September 19, 2002 and a Common Stock and Warrant Purchase Agreement (the “PIPE Agreement”) on November 19, 2002 with investors (the “Investors”) led by The Sprout Group, Sanderling Venture Partners and Investor Growth Capital. Pursuant to the Bridge Loan Agreement, we issued to the Investors, as of September 19, 2002, senior secured convertible promissory notes with an aggregate principal amount of $4 million and accompanying warrants to purchase $1 million of ISTA common stock at a purchase price of $0.38 per share.

     Our common stock was affected by a 1-for-10 reverse stock split, which became effective at the close of trading on November 13, 2002.

     On November 19, 2002, we consummated the private placement of approximately $40 million of our common stock, equal to 10,526,306 shares of common stock, pursuant to the terms of the PIPE Agreement, and the senior secured convertible promissory notes issued by us pursuant to the Bridge Loan Agreement were converted into 1,052,620 shares of our common stock.

     We will not receive any of the proceeds received by the selling stockholders from this offering. We could receive up to $6,999,995 in proceeds from the exercise of warrants by the selling stockholders, which proceeds would be used for general corporate purposes. We are registering all 13,421,030 shares of common stock covered by this prospectus on behalf of the selling stockholders, and to permit the selling stockholders and their pledgees, donees, transferees, or other successors-in-interest that receive shares from the selling stockholders as a gift, partnership distribution or another non-sale related transfer after the date of this prospectus, to resell the shares when they deem appropriate. We refer to all of these possible sellers as selling stockholders in this prospectus.

     This registration statement shall also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock divided, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

     Each of the selling stockholders that is a registered broker-dealer or an affiliate of a registered broker-dealer has represented to us that it purchased the shares in the ordinary course of business, for its own account as principal for investment purposes only, and not with a view to, or for resale, distribution or fractionalization in whole or in part, within the meaning of the Securities Act.

     The following table sets forth the number of shares beneficially owned by each selling stockholder. Other than as footnoted below, the selling stockholders have not had a material relationship with us within the past three years other than as a result of their ownership of our securities. The shares offered by this prospectus may be offered from time to time by the selling stockholders.

			Number of Shares
	Shares Beneficially Owned		Registered	Shares Beneficially
	Prior to Offering (1)		for Sale Hereby (2)	Owned After Offering

Name of Selling Stockholder	Number			Number	Percent

Sprout Capital IX, L.P. (a)	4,897,342	(3)	4,897,342	0	*
Sprout Entrepreneurs’ Fund, L.P. (a)	19,298	(4)	19,298	0	*
Sanderling Venture Partners V Co-Investment Fund, L.P. (b)	831,835	(5)	831,835	0	*
Sanderling V Biomedical Co-Investment Fund, L.P. (b)	504,312	(6)	504,312	0	*
Sanderling V Limited Partnership (b)	136,024	(7)	136,024	0	*
Sanderling V Beteiligungs GmbH & Co. KG (b)	120,799	(8)	120,799	0	*
Investor Growth Capital Limited (c)	2,766,841	(9)	2,766,841	0	*
Investor Group, L.P. (c)	1,185,789	(10)	1,185,789	0	*
Ontario Teachers’ Pension Plan Board (b)	907,894	(11)	907,894	0	*
Fred A. Middleton (b)	39,962	(12)	39,962
Robert G. McNeil (b)	53,120	(13)	53,120	0	*
Timothy C. Mills (b)	3,250	(14)	3,250	0	*
Timothy J. Wollaeger (b)	13,319	(15)	13,319	0	*
Paulette J. Taylor (b)	6,578		6,578	0	*
Donaldson, Lufkin & Jenrette Securities Corp. (a)	246,515	(16)	246,515	0	*
Dionis Trust	311,841	(17)	311,841	0	*
Grant Gund 1978 Trust	155,920	(18)	155,920	0	*
G. Zachary Gund 1978 Trust	155,920	(19)	155,920	0	*
KBL Healthcare, L.P.	545,575	(20)	545,575	0	*
KBL Partnership, L.P.	64,950	(21)	64,950	0	*
MDS Life Sciences Technology Fund II NC Limited Partnership	378,289	(22)	378,289	0	*
MLII Co-Investment Fund NC Limited Partnership	75,657	(23)	75,657	0	*
TOTALS	13,421,030		13,421,030	0

*	indicates less than 1%

(1)	“Prior to this Offering” means prior to the offering by the selling stockholders of the securities registered under this S-3 for resale.

(2)	Assumes exercise of all warrants issued in the Bridge Financing and the PIPE Financing.

(3)	Including 653,978 shares of common stock underlying currently exercisable warrants.

(4)	Including 2,577 shares of common stock underlying currently exercisable warrants.

(5)	Including 136,066 shares of common stock underlying currently exercisable warrants.

(6)	Including 82,492 shares of common stock underlying currently exercisable warrants.

(7)	Including 22,250 shares of common stock underlying currently exercisable warrants.

(8)	Including 19,563 shares of common stock underlying currently exercisable warrants.

(9)	Including 372,105 shares of common stock underlying currently exercisable warrants.

(10)	Including 159,474 shares of common stock underlying currently exercisable warrants.

(11)	Including 118,421 shares of common stock underlying currently exercisable warrants.

(12)	Including 490 shares of common stock underlying currently exercisable warrants.

(13)	Including 490 shares of common stock underlying currently exercisable warrants.

(14)	Including 327 shares of common stock underlying currently exercisable warrants.

(15)	Including 163 shares of common stock underlying currently exercisable warrants.

(16)	Including 32,919 shares of common stock underlying currently exercisable warrants.

(17)	Including 48,684 shares of common stock underlying currently exercisable warrants.

(18)	Including 24,342 shares of common stock underlying currently exercisable warrants.

(19)	Including 24,342 shares of common stock underlying currently exercisable warrants.

(20)	Including 75,252 shares of common stock underlying currently exercisable warrants.

(21)	Including 8,959 shares of common stock underlying currently exercisable warrants.

(22)	Including 49,342 shares of common stock underlying currently exercisable warrants.

(23)	Including 9,868 shares of common stock underlying currently exercisable warrants.

(a)	Kathleen D. LaPorte, a director of ISTA Pharmaceuticals, Inc., is also a General Partner in the Healthcare Technology Group of the Sprout Group, and is a Managing Director of DLJ Capital Corp. which is the Managing General Partner of Sprout Capital IX, L.P. and the General Partner of Sprout Entrepreneurs’ Fund, L.P. Ms. LaPorte is also an affiliate of Donaldson Lufkin & Jenrette Securities Corp. Ms. LaPorte disclaims beneficial ownership of the listed shares.

(b)	Robert G. McNeil is a director of ISTA Pharmaceuticals, Inc., and is also a Managing Director of Middleton, McNeil & Mills Associates V., LLC, an affiliate of Sanderling Venture Partners V Co-Investment Fund, L.P, Sanderling V Biomedical Co-Investment Fund, L.P., Sanderling V Limited Partnership and Sanderling V Beteiligungs GmbH & Co KG. Mr. McNeil is also an affiliate of Ontario Teachers’ Pension Plan Board. The four (4) Sanderling entities assigned the securities listed in the selling stockholder table above to its affiliates Fred A. Middleton, Robert G. McNeil, Timothy C. Mills, Timothy J. Wollaeger and Paulette J. Taylor.

(c)	Liza Page Nelson, a director of ISTA Pharmaceuticals, Inc., is also Managing Director and Co-Head of Healthcare Investing Activities for Investor Growth Capital, an affiliate of Investor Group, L.P. Ms. Nelson disclaims beneficial ownership of the listed shares.

PLAN OF DISTRIBUTION

     The selling stockholders may sell the common stock from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholders may make these sales on one or more exchanges, in the over-the-counter market or otherwise, at prices and terms that are then-prevailing or at prices related to the then-current market price, or in privately negotiated transactions. The selling stockholders may use one or more of the following methods to sell the common stock:

•	a block trade in which the selling stockholder’s broker or dealer will attempt to sell the shares as agent, but may position and resell all or a portion of the block as a principal to facilitate the transaction;

•	a broker or dealer may purchase the common stock as a principal and then resell the common stock for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange; and

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the supplement will disclose:

•	the name of the selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

     In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales.

     The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into options or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act. Because selling stockholders may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

     Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

     The validity of the common stock offered pursuant to this prospectus will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

     The consolidated financial statements of ISTA Pharmaceuticals, Inc. appearing in ISTA Pharmaceuticals, Inc.’s Annual Report (Form 10-K/A) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     Because we are subject to the information and reporting requirements of the Securities Exchange Act of 1934, we file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms.

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Our periodic reports are filed with the SEC under SEC File Number 000-31255. We hereby incorporate by reference;

•   Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed March 7, 2003,

•   Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002, filed April 30, 2003,

•   the description of our common stock contained in our registration statement on Form 8-A filed August 4, 2000 (and any amendments thereto),

•   Current Report on Form 8-K, filed March 18, 2003 (regarding review of Vitrase® by the FDA Advisory Committee),

•   Current Report on Form 8-K, filed April 9, 2003 (regarding issuance by the FDA of approvable letter),

•   Current Report on Form 8-K, filed April 9, 2003 (regarding filing of a Certificate of Correction of Restated Certificate of Incorporation),

     and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.

     To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

Chief Financial Officer
ISTA Pharmaceuticals, Inc.
15279 Alton Parkway #100
Irvine, CA 92618
(949) 788-6000

     You should rely only on the information incorporated by reference or provided in this prospectus or in any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or in any prospectus supplement is accurate as of any date other than on the front of the prospectus or any prospectus supplement.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of common stock being registered. The selling stockholder will not pay any portion of these expenses. All amounts are estimates except the SEC Registration Fee.

SEC Registration Fee	$5,906.54
Legal Fees and Expenses	$
Accounting Fees and Expenses	$8,500.00
Transfer Agent and Registrar Fees	$
Printing Fee	$
Miscellaneous Expenses	$
$

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors and any corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our certificate of incorporation and our bylaws provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. We also entered into agreements with our directors and executive officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and executive officers to the fullest extent permitted by Delaware law. We have also purchased directors and officers liability insurance, which provides coverage against certain liabilities, including liabilities under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)  Exhibits

Exhibit
Number	Description

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation re: legality
23.1	Consent of Ernst & Young LLP, independent auditors
23.2	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1)

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the 1933 Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by ISTA Pharmaceuticals, Inc. pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

     (2)  That, for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction in the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registrant Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 30th day of April, 2003.

ISTA PHARMACEUTICALS, INC.

By:	/s/ Vincente Anido, Jr.

Vicente Anido, Jr., Ph.D.
President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Vicente Anido, Jr.	President, Chief Executive Officer and Director	April 30, 2003

Vicente Anido, Jr., Ph.D.

/s/ Lauren P. Silvernail	Chief Financial Officer and Vice President, Corporate Development	April 30, 2003

Lauren P. Silvernail

/s/ Robert G. McNeil, Ph.D.*	Chairman of the Board	April 30, 2003

Robert G. McNeil, Ph.D.

/s/ Jeffrey L. Edwards*	Director	April 30, 2003

Jeffrey L. Edwards

/s/ Benjamin F. McGraw III*	Director	April 30, 2003

Benjamin F. McGraw III

/s/ Peter Barton Hutt*	Director	April 30, 2003

Peter Barton Hutt

/s/ Kathleen D. LaPorte*	Director	April 30, 2003

Kathleen D. LaPorte

/s/ Liza Page Nelson*	Director	April 30, 2003

Liza Page Nelson

/s/ Richard C. Williams*	Director	April 30, 2003

Richard C. Williams

/s/ Wayne I. Roe*	Director	April 30, 2003

Wayne I. Roe

*By: /s/ Vicente Anido, Jr.

Vicente Anido, Jr., Ph.D. (Attorney-in-fact)

INDEX TO EXHIBITS

Exhibit
Number	Description

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation re: legality*
23.1	Consent of Ernst & Young LLP, independent auditors
23.2	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1)

* Previously filed

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